

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2014

Via E-mail
Matias I. Gaivironsky
Chief Financial Officer
Alto Palermo S.A. (APSA)
Moreno 877 22nd Floor
Buenos Aires, Argentina

> **Re: Alto Palermo S.A. (APSA)**
> **Form 20-F**
> **Filed on October 31, 2013**
> **File No. 000-30982**
>
> **Alto Palermo S.A. (APSA)**
> **Form 20-F**
> **Filed on October 26, 2012**
> **File No. 000-30982**

Dear Mr. Gaivironsky:

 We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing the information you provide in response to these comments, we may have additional comments.

Form 6-K filed December 18, 2012

1) We note your correspondence dated October 18, 2013 and February 3, 2014. We continue to evaluate your responses.

2) For the barter transactions that have been completed, please compare the specifications of the total completed project to the specifications agreed to in the barter agreement. Also, compare the specifications of the actual units received to the specifications of those units agreed to in the barter agreement. To the extent there are significant differences in the specifications, please tell us the process that occurred to approve these changes. Also, please compare the fair value of units received to value of the receivable recorded.

Form 20-F for the fiscal year ended June 30, 2013

Item 5. Operating and Financial Review and Prospects, page 33

A. Operating Results, page 33

3) We note you discuss your results of operations for certain line items on a segment basis only. Please also discuss your results of operations using the amounts from your Consolidated Statements of Income. Refer to Item 5 of Form 20-F.

B. Liquidity and Capital Resources, page 39

Capital Expenditures, page 40

4) Please tell us if you capitalized personnel costs to investment properties. To the extent material, please separately quantify and disclose personnel costs capitalized to investment properties for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your Operating and Financial Review and Prospects.

Financial Statements

Consolidated Statements of Cash Flows, page F-8

5) Please tell us how you determined it was appropriate to present the detail of cash generated by operations within your footnotes as opposed to the face of your Consolidated Statements of Cash Flows.

Notes to Consolidated Financial Statements, page F-9

2. Summary of significant accounting policies, page F-10

2.6 Investment Properties, page F-22

6) We note that Gain from disposal of investment properties is a line item to arrive at Profit from operations. Upon disposal, please tell us how you determined it was not necessary to classify these gains as well as any related revenues and expenses within discontinued operations. Your response should address, but not necessarily be limited to, that your shopping centers and offices are classified under investment properties. Please refer to IFRS 5.

2.26 Revenue recognition, page F-40

Sales and Development activities, page F-43

7) It appears that there may be a financing element to the barter transactions. Please tell us what consideration you gave to imputing interest on the in-kind receivables from the barter transactions and cite the relevant guidance.

4. Acquisitions and disposals, page F-78

Acquisition of interest in joint venture, page F-78

8) Please tell us the nature of the Ps. 6.1 million recognized as Trade and other receivables. Your response should include the authoritative accounting literature management relied upon for accounting for this item.

6. Critical accounting estimates and assumptions, page F-93

9) We note your disclosures in Note 2 on pages F-22, F-24, F-25 and F-30 regarding capitalization of certain costs. Please revise your disclosure to expand upon your capitalization policy as it relates to construction/development costs; both for properties under development and for operating properties included in other segments; including not only interest and real estate taxes, but also allocated salaries and G&A, as well as any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase. This disclosure should include a discussion of the periods of capitalization including determination of when the capitalization period ends.

10) We note your disclosure on page F-22 regarding the capitalization of leasing fees paid to third parties. Please include a critical accounting policy relating to leasing costs, including legal, internal leasing employee salaries and any other costs deferred and amortized over the terms of the respective leases.

9. Interests in joint ventures, page F-105

Restrictions, commitments and other matters in respect of joint ventures, page F-108

Entertainment Holdings S.A., page F-109

11) On page F-78, you disclose that you acquired your interest in Entertainment Holdings S.A. in November 2012. On page F-109, you disclose an Executive Order that annulled the sale of the Fairground to the SRA. Please tell us how you considered the impact of this Executive Order on your interest in Entertainment Holdings S.A. Within your response, please disclose the authoritative accounting literature management relied upon.

16. Financial instruments by category, page F-123

12) We note that your investment in the equity securities of TGLT, a public company listed on the Buenos Aires Stock Exchange, are considered Level 1 assets at July 1, 2011; Level 2 assets at June 30, 2012; but again Level 1 at June 30, 2013. Your disclosure on page F-

128 indicates that the change from Level 1 to Level 2 for 2012 was due to a lack of trading activity. Furthermore, you disclose on page F-128 that these shares are valued using a theoretical price. Please clarify to us how you determined that these shares are Level 1 assets at June 30, 2013.

17. Trade and other receivables, page F-128

13) Please clarify the nature of the checks to be deposited and tell us how you determined it is appropriate to record this item within trade and other receivables.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein, Attorney Advisor, at (202) 551-3789 or Kristina Aberg, Attorney Advisor at (202) 551-3404 with regard to legal comments.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant